UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

specialized Disclosure Report

UNIFI, INC.

(Exact name of registrant as specified in its charter)

New York	1-10542	11-2165495
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7201 West Friendly Avenue
Greensboro, North Carolina		27410
(Address of principal executive offices)		(Zip code)

Craig A. Creaturo	(336) 294-4410
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Unifi, Inc. (the “Company” or “we”) manufactures and sells innovative synthetic and recycled products made from polyester and nylon.  The Company sells its products primarily to other yarn manufacturers and knitters and weavers that produce fabric for the apparel, hosiery, home furnishings, automotive, industrial and other end-use markets.  Depending on customer specifications, the Company may add dyes, chemicals and oils to certain of its yarns during the production process.

We do not purchase any “conflict minerals” (as defined in Form SD) directly from mines, smelters or refiners.  We rely on our direct and indirect suppliers of raw materials for use in our products to provide information about the existence and origin of any conflict minerals in any such raw materials.  In the ordinary course of our business, we make good faith surveys of our direct suppliers regarding a number of topics, and we specifically ask them to provide us with information regarding their supply chain (our indirect suppliers) and the countries of origin of any conflict minerals contained in any materials they supply to us.  As part of our process and protocols, we have an interdisciplinary team of personnel who are charged with primary responsibility for gathering data and conducting the analysis that form the basis for the Company’s determinations with respect to conflict minerals.  This team includes personnel from our manufacturing, supply chain, accounting, corporate compliance and legal departments or function areas.

Based on information furnished to us pursuant to our surveys and inquiries with respect to calendar year 2020, we understand that tin, which is one of the “conflict minerals” listed in Form SD, is contained in three types of oils applied to our moisture management yarns (the “Specified Products”) during our production process for those yarns.  These oils were purchased from and through a single supplier and are necessary to the functionality or production of the Specified Products that we manufactured during calendar year 2020.

Because the Specified Products contained a necessary conflict mineral, we conducted in good faith a reasonable country of origin inquiry, which inquiry was reasonably designed to determine whether the conflict mineral originated in the Democratic Republic of the Congo (“DRC”) or any of the adjoining countries that shares an internationally recognized border with the DRC (the “Covered Countries”). We determined that it did not, based on the following.

Because we do not have direct relationships with any mines, smelters or refiners who may be present in our supply chain, we specifically requested our supplier of the subject oils to engage with its suppliers (direct and indirect) to gather the information we requested from our supplier regarding the conflict mineral contained in the subject oils.  As a result of such inquiries, our direct supplier received a written representation from its indirect supplier of the subject oils that the tin-based products that it manufactures (which led to the subject oils) are produced from tin that it obtained from conflict-free areas.  We believe that the representations and information provided to us were reliable and accurate. Therefore, based on these inquiries and the resulting information provided to us, we have no reason to believe that any of the tin in the subject oils used in the production of the Specified Products originated in any of the Covered Countries.

We have posted this report on Form SD on our internet website at http://www.unifi.com.  The content of our website is referenced herein as required by Form SD, is provided for general information only and is not incorporated by reference into this report on Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UNIFI, INC.

Date: May 24, 2021	By:	/s/ CRAIG A. CREATURO
Craig A. Creaturo
Executive Vice President & Chief Financial Officer